SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FISCAL YEAR 2006 RESULTS
(Rio de Janeiro – April 09, 2007) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Petrobras reported a consolidated net income of U.S.$ 12,826 million and consolidated net operating revenues of U.S.$ 72,347 million for the year ended December 31, 2006, compared to a consolidated net income of U.S.$ 10,344 million and consolidated net operating revenues of U.S.$ 56,324 million for the year ended December 31, 2005.

Petrobras’ total capital expenditures was U.S.$ 14,643 million (41.0% higher than 2005), of which U.S.$ 7,329 million were invested to expand future crude oil and gas production capacity in Brazil to meet the aggressive growth targets set by the Company and announced in its Business Plan 2007-2011. Operating Cash Flow for 2006, measured in terms of EBITDA, amounted to U.S.$ 22,923 million (30.0% higher than 2005), allowing the Company to pursue its investments plans and improve its debt profile.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

It is with great satisfaction that we are able to present our results for the fiscal year 2006. With our strategy of growth with profitability and social and environmental responsibility, we marked the year with developing new businesses and markets.

Our history, founded on great challenges and achievements, consolidates our position as a major international energy corporation. One example of our transformation is a record net income of U.S.$ 12,826 million, comparable to the net income of other integrated major oil companies, with the price of oil and oil products as an important factor in the results. Following the tendency of international prices, we posted a net income of U.S.$ 2,786 million during the fourth quarter of 2006, reflecting average price reduction when compared with the third quarter of 2006.

It is in this context that we are pleased to notify our shareholders that in light of our strong earnings and cash generation, our shareholders approved at the General Shareholders Meeting held on April 2 2007, a dividend distribution of U.S.$ 3.693 million, equivalent to U.S.$ 0.84, for each common and preferred share and U.S.$ 3.36 per ADS. This dividend includes a payment of interest on shareholders equity of U.S.$ 2,052 million that was paid on January 4, 2007; the second portion of interest on capital of U.S.$ 923 million that was distributed on March 30, 2007; and the remaining portion of dividend of US$ 718 million to be made available based on the shareholding position of April 2, 2007.

We registered numerous successes and achievements in our operating and corporate areas during 2006. In the Exploration & Production segment, we installed and began to operate several units, most notably P-50, FPSO Capixaba, and P-34, all of which have contributed to the significant increase of 5.6% in oil production in Brazil.

With the objective of improving profitability in our Supply segment, we continued to invest heavily in the conversion of our refineries, not only to increase their capacity to process larger volumes of heavy Brazilian crude but also to improve the quality of our products. An example of the latter was the launch of Podium Diesel, which is indicative of our ability to meet market demand for high quality products. In addition, we began testing a new process at our refineries for increasing the production of diesel oil by involving the hydrogenation of a blend of vegetable oils as an input. Known as H-Bio, this new technology is being developed at our Research Center. We have already submitted a patent application to the National Institute of Industrial Property (INPI) to register the fuel.

Our International segment has continued to implement the targets established in our Business Plan. Particularly noteworthy are our investments in exploration and production in the Gulf of Mexico and Africa’s west coast, in addition to the acquisition of an interest in the Pasadena Refinery System, Inc., a U.S. based refining and trading company.

To position ourselves strategically in our home market of Brazil, and to take full advantage of a clear business opportunity, we have embarked on a concerted plan to rapidly expand alternative sources of natural gas supply. We have decided to accelerate investments in new natural gas fields in the southeast of Brazil and two liquefied natural gas (LNG) regasification terminals, one in the southeast and the other in the northeast of Brazil.

Another achievement that I would like to emphasize is our record level of capital expenditures during 2006, when we invested a total of U.S.$ 14,643 million. It is important to note that we have a rich portfolio of opportunities - undoubtedly one of the most attractive in the industry – which will lead to continued high levels of capital spending to increase production and maintain an attractive portfolio of exploration blocks.

Despite our record net income, one of management’s top concerns is operating and capital costs, which have been systematically impacted by the rising prices of oil-related goods and services. Undoubtedly, international oil prices and the returns these prices have generated for oil companies have compensated for the increase in costs. Nevertheless management and our technical teams area continuously monitor such tendencies with the goal of maximizing the return of our investments. An example of our reaction to escalating costs was the cancellation of the tender bid for the P-57 platform, because the proposals exceeded the values we had projected. We are currently reexamining technical solutions to implement this project.

It is worth noting to comment that our overall activities have been reflected in an improved perception of risk by Standard & Poor’s Ratings Services (S&P), which assigned its investment grade of ‘BBB-’ for local and foreign currency long-term corporate credit ratings to Petrobras, with a stable outlook. According to S&P, our ratings reflect a satisfactory business risk profile, characterized by the strength of our Exploration and Production activities and a dominant market position in all areas of Brazil’s hydrocarbons industry. In addition, ratings are supported by the continual improvement of our financial risk profile, mainly due to our excellent cash generation over the past few years.

With respect to sustainability, since September we have been included in Dow Jones Sustainability Index (DJSI), the most important sustainability index in the world and a parameter of analysis by socially and environmentally responsible investors. The entry to the DJSI means the recognition of our effort over the past few years regarding our environmental performance, as well as transparency and good corporate governance. Similarly, we have successfully achieved a rank among the companies whose shares comprise the Corporate Sustainability Stock Index (ISE) of the São Paulo Stock Exchange (BOVESPA).

To meet and overcome challenges with both creativity and determination have always been part of our business dynamics. Our activities have been based on transparent management, respect for the rights of our shareholders and stakeholders as a whole, protection of the environment, the continued development of technical expertise, and improvement in the quality of life of the communities in which we operate. I am confident that the next few years will bring even greater accomplishments.

Financial Highlights

				Year ended December 31,
			Income statement data
3Q-2006	4Q-2006	4Q-2005	(in millions of U.S. dollars, except for per	2006	2005
			share and per ADS data)
25,492	24,626	21,510	Sales of products and services	93,893	74,065
19,806	19,020	16,263	Net operating revenues	72,347	56,324
(41)	277	308	Financial income (expense), net	(100)	(231)
3,526	2,786	3,523	Net income	12,826	10,344
			Basic and diluted earnings per common and
0.80	0.64	0.80	preferred share (4)	2.92	2.36
3.20	2.56	3.20	Basic and diluted earnings per ADS (4)	11.68	9.44

			Other data
41.6	40.5	47.8	Gross margin (%) (1)	44.6	47.0
17.8	14.6	21.7	Net margin (%) (2)	17.7	18.4
52	55	58	Debt to equity ratio (%) (3)	55	58

			Financial and Economic Indicators

69.49	59.68	56.90	Brent crude (U.S.$/bbl)	65.14	54.38
			Average Commercial Selling Rate for U.S. dollar
2.1710	2.1517	2.2512	(R$/U.S.$)	2.1752	2.4350
			Period-end Commercial Selling Rate for U.S.
2.1742	2.1380	2.3407	Dollar (R$/U.S.$)	2.1380	2.3407

(1) Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2) Net margin equals net income divided by net operating revenues.
(3) Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4) For purposes of comparison, net income per share was recalculated for the prior periods, for the effect of the preferred shares issued in connection with the incorporation of PETROQUISA’s shares. (See Note 17 to our consolidated financial statements for the year ended December 31, 2006).

Reconciliation between Adjusted EBITDA and net income
(in millions of U.S. dollars)

			For the year ended December 31,
3Q-2006	4Q-2006	4Q-2005		2006	2005

3,526	2,786	3,523	Net income for the period	12,826	10,344
983	1,057	787	Depreciation, depletion and amortization	3,673	2,926
(529)	(235)	(569)	Financial income	(1,165)	(710)
518	(74)	280	Financial expense	1,340	1,189
			Monetary and exchange variation on monetary
52	32	(19)	assets and liabilities, net	(75)	(248)
1,159	1,042	848	Total income tax expense	5,691	4,441
21	8	(26)	Equity in results of non-consolidated companies	(28)	(139)
26	(41)	(53)	Other expenses, net	17	28
			Minority interest in results of consolidated
94	220	(239)	subsidiaries	644	(35)
-	-	(158)	Extraordinary gain, net of tax	-	(158)

5,850	4,795	4,374	Adjusted EBITDA	22,923	17,638

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

	U.S.$ million
			Percent
			Change
Balance sheet data	12.31.2006	12.31.2005	(12.31.2006
			versus
			12.31.2005)

Cash and cash equivalents	12,688	9,871	28.5
Short-term debt	1,293	950	36.1
Total long-term debt	12,616	12,931	(2.4)
Total project financings	6,374	6,042	5.5
Total capital lease obligations	1,055	1,254	(15.9)
Net debt (1)	8,650	11,306	(23.5)
Shareholders’ equity (2)	44,299	32,917	34.6
Total capitalization (3)	65,637	54,094	21.3

	U.S.$ million
Reconciliation of Net debt	12.31.2006	12.31.2005
Total long-term debt	12,616	12,931
Plus short-term debt	1,293	950
Plus total project financings	6,374	6,042
Plus total capital lease obligations	1,055	1,254
Less cash and cash equivalents	12,688	9,871
Net debt (1)	8,650	11,306

Our net debt decreased 23.5% to U.S.$ 8,650 million as of December 31, 2006 as compared to U.S.$ 11,306 million as of December 31, 2005 primarily due to increases in operational cash generation.

(1) Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2) Shareholders’ equity includes obligation adjustments in the amount of U.S.$ 2,052 million and U.S.$ 1,930 million related to “Post-retirement benefits reserves adjustments, net of tax – pension cost” at December 31, 2006 and 2005, respectively, and U.S.$ 987 million related to ““Post-retirement benefits reserves adjustments, net of tax – health care cost “ at December 31, 2006.
(3) Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

OPERATING HIGHLIGHTS

				Year ended December 31,
3Q-2006	4Q-2006	4Q-2005		2006	2005
			Average daily crude oil and gas production
1,919	1,955	1,892	Crude oil and NGLs (Mbpd) (1)	1,920	1,847
1,779	1,823	1,736	Brazil	1,778	1,684
124	115	156	International	130	163
16	17	-	Non-consolidated international production(2)	12	-
2,292	2,274	2,172	Natural gas (Mmcfpd) (3)	2,268	2,220
1,656	1,662	1,626	Brazil	1,662	1,644
630	582	546	International	588	576
6	30	-	Non-consolidated international production(2)	18	-

			Crude oil and NGL average sales price (U.S. dollars per
			bbl)
58.69	48.70	46.05	Brazil (4)	54.71	45.42
48.54	42.47	36.10	International	44.02	34.91

			Natural gas average sales price (U.S. dollars per Mcf)
2.62	2.64	2.43	Brazil	2.61	2.17
2.29	2.37	2.01	International	2.16	1.64

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
18.08	17.59	16.09	Including government take (5)	17.64	14.73
6.64	7.24	6.07	Excluding government take (5)	6.59	5.73
3.11	4.36	3.57	Crude oil and natural gas – International	3.36	2.90

			Refining costs (U.S. dollars per boe)
2.48	2.71	2.03	Brazil	2.29	1.90
1.57	2.08	1.35	International	1.73	1.30
			Refining and marketing operations (Mbpd)
2,115	2,227	2,114	Primary Processed Installed Capacity	2,227	2,114
			Brazil (6)
1,986	1,986	1,985	Installed capacity	1,986	1,985
1,753	1,696	1,761	Output of oil products	1,746	1,735
89%	85%	89%	Utilization	88%	87%
			International
129	241	129	Installed capacity	241	129
96	204	107	Output of oil products	128	104
74%	84%	83%	Utilization	81%	80%
79	78	79	Domestic crude oil as % of total feedstock processed	80	80
			Imports (Mbpd)
373	408	360	Crude oil imports	370	352
137	132	65	Oil product imports	118	94
			Exports (Mbpd)
355	454	301	Crude oil exports (7)(8)	335	263
221	215	269	Oil product exports (8)	246	260

66	129	145	Net exports of crude oil and oil products	93	77

			Other Imports and Exports (Mbpd)
170	162	154	Import of gas, alcohol and others	157	141
6	3	6	Exports of fertilizer and others (8)	4	4

			Sales Volume (thousand bpd)
1,746	1,707	1,635	Oil products	1,697	1,644
35	20	33	Alcohol and others	24	28
250	252	239	Natural gás	243	228

2,031	1,979	1,907	Total domestic market	1,964	1,900
576	669	570	Exports	581	523
509	603	375	International sales and other operations	503	385

1,085	1,272	945	Total international market (7)	1,084	908

3,116	3,251	2,852	Total	3,048	2,808

(1) Includes production from shale oil reserves.
(2) Non-consolidated companies in Venezuela.
(3) Does not include liquefied natural gas. Includes reinjected gas.
(4) Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5) Government take includes royalties, special government participation and rental of areas.
(6) As per ownership registered with and acknowledged by the National Petroleum Agency (ANP).
(7) Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).
(8) Volumes of exports include exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

Domestic crude oil and natural gas liquid (NGL) production increased 5.6% to 1,778 thousand barrels per day for 2006, as compared to 1,684 thousand barrels per day for 2005. The increase stems mainly from the impact of a full year of peak production at the P-43 platform (Barracuda field, first oil in December 2004) and the P-48 platform (Caratinga field, first oil in February 2005), which did not reach full production until June 2005. Additionally, the P-50 platform (Albacora Leste) (first oil in April 2006), and FPSO-Capixaba (Golfinho, first oil in May 2006) added to the average production for 2006.

International consolidated crude oil and NGL production decreased 20.2% to 130 thousand barrels per day for 2006, as compared to 163 thousand barrels per day for 2005. This decrease was mainly due to lower participation in Venezuela’s operations as the existing operational agreements were converted to joint ventures in which the Venezuelan government gained a controlling interest through PDVSA (see Note 9 (c) to our consolidated financial statements for the year ended December 31, 2006).

Natural Gas

Domestic natural gas production remained relatively constant, amounting to 1,656 million cubic feet per day (Mmcfpd) for 2006, as compared to 1,644 Mmcfpd for 2005.

International gas production remained relatively constant, amounting 588 Mmcfpd for 2006 and 576 Mmcfpd for 2005.

Lifting Costs

Our lifting costs in Brazil, excluding government take (comprised of royalties, special government participation and rental of areas), increased 15.0% to U.S.$ 6.59 per barrel of oil equivalent for 2006, from U.S.$ 5.73 per barrel of oil equivalent for 2005. This increase was primarily due to: (1) higher rig chartering fees for rigs linked to the increases in international oil prices; (2) the effects of the 10.7% appreciation of the Real against the U.S. dollar in 2006, which caused the local currency component of lifting costs to increase when expressed in U.S dollars; (3) higher expenses related to maintenance and well intervention; (4) higher personnel expenses primarily related to: (a)salary adjustments as set forth in our collective bargaining agreement; and (b) an increase in our workforce; and (5) higher unit costs in the FPSO-Capixaba in Golfinho and P- 34 in Jubarte projects, which will decline as their production increases. Those increases were partially offset by the 5.6% increase in oil and gas production.

Our lifting costs in Brazil, including government take, increased 19.8% to U.S.$ 17.64 per barrel of oil equivalent for 2006, from U.S.$ 14.73 per barrel of oil equivalent for 2005, due primarily to: (1) the higher operating expenses mentioned above; (2) the higher average reference price used to calculate government take for domestic oil, due to the increase in international oil prices and due to increased production at the Barracuda and Caratinga fields after achieving production stability in June 2005 (which increased royalties and special participation charges); and (3) the start of operation in the Albacora Leste and Golfinho fields.

Our international lifting costs increased 15.9% to U.S.$ 3.36 per barrel of oil equivalent for 2006, as compared to U.S.$ 2.90 per barrel of oil equivalent for 2005. This increase was primarily due to: (1) the lower volume produced; (2) higher third party expenses due to higher costs of services contracted; and of materials for the Argentina operations, including pipeline and equipment and well repairs; (3) higher personnel expenses related to salary adjustments as a result of labor negotiations; and (4) the increased expenses in Angola due to the restructuring and interventions in Block 2 in order to maintain the installations and recover mature wells.

Refining

The feedstock (output of oil products) processed by refineries in Brazil increased 0.6% from 1,735 Mbpd for 2005 to 1,746 Mbpd for 2006, due to the improvements in operational reliability and the lower number of scheduled maintenance stoppages in 2006.

Feedstock processed by international refineries in 2006 increased 23.1% to 128 Mbpd as compared to 104 Mbpd for 2005, due to the inclusion of the Pasadena refinery’s operations in Texas, as well as the production increase in the San Lorenzo refinery in Argentina, after the programmed maintenance stoppage in September 2006, scheduled in order to implement improvements that increased installed capacity for primary processing in that refinery.

Refining Costs

Domestic refining costs increased 20.5% to U.S.$ 2.29 per barrel of oil equivalent for 2006, as compared to U.S.$ 1.90 per barrel of oil equivalent for 2005. This increase is due to higher operating expenses, reflecting investments aimed at adapting the refineries to process heavy oil and to improve the quality of fuels to meet environmental requirements. This increase was partially offset by the effects of a 10.7% appreciation of the Real in 2006, which caused the local currency component of refining costs to increase when expressed in U.S dollars.

International refining costs increased 33.1% to U.S.$ 1.73 per barrel of oil equivalent for 2006, as compared to U.S.$ 1.30 per barrel of oil equivalent for 2005. This increase was primarily due to the inclusion of the Pasadena (U.S.) refinery. Discounting the effect of the Pasadena refinery, the cost increase was 16.0% and reflects salary increases as well as the tariff increases for services contracted in Argentina.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas increased 3.4% to 1,964 thousand barrels per day for 2006, as compared to 1,900 thousand barrels per day for 2005. The increase in sales volume was primarily due to: (1) the 7.0% increase in sales of gasoline resulting from: (a) a growth associated with the growth in the number of vehicles; (b) a reduction in the required percentage of alcohol mixed with gasoline; (c) the improvement in purchasing power among consumers; and (d) a reduction in the competitiveness of alcohol relative to the prices of gasoline, which increased consumption of gasoline by owners of flexible fuel vehicles; (2) the 5.0% increase in sales of naphtha mainly due to greater availability of domestic naphtha in our system, and to more attractive domestic prices in relation to the international market. It is worth noting that naphtha deliveries in 2005 fell because of operational problems; and (3) the 6.6% increase in natural gas sales in the domestic market, primarily as a result of substituting fuel oil for natural gas in the industrial sector, particularly by the pulp and paper, ceramics and chemical sectors, as well as the higher number of natural gas vehicles.

Our sales volume in the international market increased by 19.4% to 1,084 thousand barrels per day for 2006, as compared to 908 thousand barrels per day for 2005, mainly due to increases in offshore operations that took advantage of commercial opportunities, as well as the inclusion of sales made by companies we acquired in 2006. These increases were partially offset by the reduction in Venezuelan sales because of the aforementioned changes in operational agreements; by the declining production in mature fields located in Angola; and the closing of our main producing fields in the Gulf of Mexico after hurricanes Rita and Katrina.

Reserves

Our proved reserves in Brazil and abroad, which are estimated by our management in accordance with the Rule 4-10 of Regulation S-X of the U.S. Securities and Exchange Commission (SEC), amounted to 11.5 billion and 11.8 billion barrels of oil equivalent for 2006 and 2005, respectively. Total domestic and international production increased 2.0% to 782.4 million barrels of oil equivalent for 2006, as compared to 766.8 million barrels of oil equivalent for 2005. As of December 31, 2006, our proved reserves to production ratio was 14.5 years.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, electricity and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.

Our expenses include:

  costs of sales (which are composed of labor expenses, costs of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and costs of exploration;

  selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar and Argentine peso/U.S. dollar exchange rates;

  Brazilian political and economic conditions; and

  the amount in taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

RESULTS OF OPERATIONS FOR 2006 COMPARED TO 2005

The comparison between our results of operations for 2006 and for 2005 has been affected by the 10.7% decrease in the average Real/U.S. dollar exchange rate for 2006 as compared to the average Real/U.S. dollar exchange rate for 2005.

Revenues

Net operating revenues increased 28.4% to U.S.$ 72,347 million for 2006, as compared to U.S.$ 56,324 million for 2005. This increase was primarily attributable to: an increase in prices of our products, both in the domestic and international markets; an increase in sales volume both in the domestic and international markets; and the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Consolidated sales of products and services increased 26.8% to U.S.$ 93,893 million for 2006, as compared to U.S.$ 74,065 million for 2005, primarily due to the increases mentioned immediately above.

Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:

  Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 21.9% to U.S.$ 17,906 million for 2006, as compared to U.S.$ 14,694 million for 2005, primarily due to the increase in prices and sales volume of our products and services; and

  CIDE, the per-transaction tax due to the Brazilian government, which increased 19.5% to U.S.$ 3,640 million for 2006, as compared to U.S.$ 3,047 million for 2005. This increase was primarily attributable to the increase in sales volume of our products and services and to the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Cost of sales (excluding Depreciation, depletion and amortization)

Cost of sales for 2006 increased 34.3% to U.S.$ 40,061 million, as compared to U.S.$ 29,828 million for 2005. This increase was principally a result of:

  a U.S.$ 3,376 million increase in the cost of imports due to higher prices for the products imported and to the increase in the volume of products imported;

  a U.S.$ 2,588 million increase in costs associated with a 19.4% increase in our international market sales volumes;

  a U.S.$ 2,033 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 7,443 million for 2006, as compared to U.S.$ 5,410 million for 2005, as a result of higher international oil prices and the new interpretation by the ANP prohibiting the deductibility of charges associated with project financing for the Marlim field; including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) of U.S.$ 3,885 million for 2006, as compared to U.S.$ 3,016 million for 2005, as a result of higher international oil prices and an increase of U.S.$ 249 million due to the new interpretation by the ANP mentioned above;

  a U.S.$ 187 million expense related to gas produced and re-injected in reserves in the Solimões, Campos and Espírito Santo basins;

  a U.S.$ 156 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo; and

  the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 25.5% to U.S.$ 3,673 million for 2006, as compared to U.S.$ 2,926 million for 2005. This increase was primarily attributable to the following:

  increased capital expenditures related to property, plant and equipment associated with our crude oil and natural gas production; and

  the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Exploration, including exploratory dry holes

Exploration costs, including for exploratory dry holes, decreased 7.4% to U.S.$ 934 million for 2006, as compared to U.S.$ 1,009 million for 2005. This decrease was primarily attributable to the U.S.$ 71 million of gains resulting from the revision of estimated costs related to abandonment of wells and to the decrease of U.S.$ 109 million in expenses related to dry holes. These decreases were partially offset by the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Impairment of oil and gas properties

For 2006, we recorded an impairment charge of U.S.$ 21 million, as compared to an impairment charge of U.S.$ 156 million for 2005. During 2006, the impairment charge was primarily related to producing properties in Brazil and principle amounts were related to our Córrego de Pedras on-shore field. During 2005, the impairment charge was primarily related to a loss in some of our investments in Venezuela (U.S.$ 134 million), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP) in connection with its nationalization measures. See note 9 (c) and 9(e) to our consolidated financial statements for the year ended December 31, 2006.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 11.5% to U.S.$ 4,989 million for 2006, as compared to U.S.$ 4,474 million for 2005.

Selling expenses increased 11.8% to U.S.$ 2,394 million for 2006, as compared to U.S.$ 2,141 million for 2005. This increase was primarily attributable to the following:

  an increase of approximately U.S.$ 43 million in expenses related to the increased consumption of materials;

  an increase of approximately U.S.$ 23 million in personnel expenses due to the increase in our workforce and salaries;

  an increase of approximately U.S.$ 13 million in expenses mainly associated with transportation costs of oil products, due mainly to an increase in the exports; and

  the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

General and administrative expenses increased 11.2% to U.S.$ 2,595 million for 2006, as compared to U.S.$ 2,333 million for 2005. This increase was primarily attributable to the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Research and development expenses

Research and development expenses increased 82.2% to U.S.$ 727 million for 2006, as compared to U.S.$ 399 million for 2005. This increase was primarily due to:

  a provision for an ANP research and development investment, related to regulation ANP 05/2005, in the amount of approximately U.S.$ 249 million;

  additional investments in programs for environmental safety, including deepwater and refining technologies of approximately U.S.$ 31 million; and

  the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Other operating expenses

Other operating expenses decreased 25.6% to a total of U.S.$ 1,081 million for 2006, as compared to U.S.$ 1,453 million for 2005. A breakdown of other operating expenses by segment is shown on page 31.

The most significant charges for 2006 were:

  a U.S.$ 568 million expense for institutional relations and cultural projects;

  a U.S.$ 331 million expense for idle capacity from thermoelectric power plants;

  a U.S.$ 75 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

  a U.S.$ 64 million expense for unscheduled stoppages of plant and equipment; and

  a U.S.$ 46 million gain related to bonuses received from partners and other results with non-core activities.

The most significant charges for 2005 were:

  a U.S.$ 457 million expense for thermoelectric plants related to idle capacity and penalties and contingencies;

  a U.S.$ 397 million expense for institutional relations and cultural projects;

  a U.S.$ 255 million loss related to the exchange of assets between us and Repsol that occurred in 2001. See Note 10(b) to our consolidated financial statements for the year ended December 31, 2006;

  a U.S.$ 139 million expense for losses resulting from legal proceedings and contingencies related to pending lawsuits;

  a U.S.$ 64 million expense for unscheduled stoppages of plant and equipment; and

  a U.S.$ 61 million expense related to contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies decreased 79.9% for a gain of U.S.$ 28 million for 2006, as compared to a gain of U.S.$ 139 million for 2005, primarily as a result of losses in investments in certain affiliated companies of Petrobras Distribuidora S.A, in the amount of U.S.$ 52 million and in certain affiliated companies of Petrobras S.A, in the amount of U.S.$ 43 million.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 64.1% to a gain of U.S.$ 1,165 million for 2006 as compared to U.S.$ 710 million for 2005. This increase was primarily attributable to an increase in financial interest income from short-term investments, in the amount of U.S.$ 229 million, in 2006 as a result of increased cash and cash equivalent due to increases in operational cash generation, and an increase in financial income from customers in the amount of U.S$ 147 million, as compared to 2005. A breakdown of financial income and expenses is disclosed in Note 13 to our consolidated financial statements for the year ended December 31, 2006.

Financial expenses

Financial expenses increased 12.7% to U.S.$ 1,340 million for 2006, as compared to U.S.$ 1,189 million for 2005. This increase was primarily attributable to the increase of U.S.$ 378 million of losses on derivatives instruments principle due to cancellation of gas hedge contract; and U.S.$ 143 million of losses with repurchased securities. These increases were partially offset by the increase of U.S.$ 389 million in our capitalized interest as part of the cost of construction and development of crude oil and natural gas production projects. A breakdown of financial income and expenses is disclosed in Note 13 to our consolidated financial statements for the year ended December 31, 2006.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 75 million for 2006, as compared to a gain of U.S.$ 248 million for 2005. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 8.7% appreciation of the Real against the U.S. dollar during 2006, as compared to the 11.8% appreciation of the Real against the U.S. dollar during 2005.

Employee benefit expense for retired participants

The employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 2.3% to U.S.$ 1,017 million for 2006, as compared to U.S.$ 994 million for 2005. This increase was primarily attributable to the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005. This increase was partially offset by the decrease of U.S.$ 96 million in the employee benefit expense for non-active participants due to the increase in expected return on plan assets regarding the good market performance during 2006.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 59.2% to U.S.$ 594 million for 2006, as compared to U.S.$ 373 million for 2005. This increase was primarily attributable to:

  an increase of U.S.$ 54 million in the PASEP / COFINS tax related to the increase in financial income;

  an increase of U.S.$ 49 million in the CPMF, a tax payable in connection with certain bank account transactions;

  an increase of U.S.$ 48 million in taxes related to the increase in operations with SPEs, mainly with Companhia Locadora de Equipamentos Petrolíferos – CLEP, Nova Transportadora do Sudeste - NTS and Nova Transportadora do Nordeste - NTN;

  an U.S.$ 12 million increase in taxes in Colombia and Bolivia, related to foreign remittance accounts and dividends; and

  the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net decreased 39.3% to U.S.$ 17 million for 2006, as compared to U.S.$ 28 million for 2005, primarily due to the decrease in expenses related to platforms that were not producing.

Income tax (expense) benefit

Income before income taxes, minority interest and extraordinary gain increased 31.3% to U.S.$ 19,161 million for 2006, as compared to U.S.$ 14,592 million for 2005. The income tax expense increased 28.1% to U.S.$ 5,691 million for 2006, as compared to U.S.$ 4,441 million for 2005, primarily due to the increase in income mentioned above. This increase was partially offset by the additional tax benefits related to the provisioning of interest on shareholders’ equity that amounted to U.S.$ 1,012 million for 2006 as compared to tax benefits related to the provisioning of interest on shareholders’ equity that amounted to U.S.$ 791 million for 2005. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is disclosed in Note 3 to our consolidated financial statements for the year ended December 31, 2006.

Extraordinary gain, net of taxes

We recorded an extraordinary gain, net of taxes, in the amount of U.S.$ 158 million due to the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, related to a contingent purchase price adjustment on the exchange of assets between us and Repsol that occurred in 2001. See Note 10 (b) to our consolidated financial statements for the year ended December 31, 2006.

THE PETROLEUM AND ALCOHOL ACCOUNT

As defined in Law No. 10,742 of October 6, 2003, the settling of the Petroleum and Alcohol account with the Federal Government should have been completed by June 30, 2004. We have been working with the Ministry of Mines and Energy–MME and Secretary of the National Treasury–STN in order to resolve the remaining issues necessary to conclude the settlement process.

The remaining balance of the Petroleum and Alcohol account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account; (2) offset of the balance of the Petroleum and Alcohol account with any other amount owed by us to the Federal Government, including taxes; or (3) by a combination of the above options.

The following summarizes the changes in the Petroleum and Alcohol account for the year ended December 31, 2006:

U.S. $ million

Balance as of December 31, 2005	329
Financial income	7
Translation gain	32

Balance as of December 31, 2006	368

SETTLEMENT OF A NATURAL GAS DERIVATIVE CONTRACT

On August 12, 2006, we and Empresa Petrolera Andina (Andina), a gas producer in Bolivia, settled a natural gas derivative contract that was executed with the purpose of reducing the effects of price volatility under long-term contract to buy gas to supply the Brazilian market.

Since the regulatory changes in Bolivia (see Notes 9(b) and 21 to our consolidated financial statements for the year ended December 31, 2006), we and Andina have disagreed on the application of certain provisions of the contract. Following negotiations, we and Andina have decided to terminate the contract. Consequently on August 14, 2006, we received U.S. $ 41 million in payment from Andina and wrote-off some account receivable in the amount of U.S.$ 77 million.

We also recorded a financial expense related to fair value asset adjustments in the amount of U.S.$ 328 million, during the first quarter of 2006, due to the effect of recent tax increases in Bolivia and, U.S.$ 94 million during the second quarter of 2006 as a consequence of the settlement of the contract.

SFAS No. 158 - EMPLOYERS’ ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POST-RETIREMENT PLANS

In September 2006, the FASB issued SFAS No. 158 - “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans — an Amendment of FASB Statements No. 87, 88, 106 and 132(R), which became effective for us on December 31, 2006. This standard requires that we recognize the overfunded or underfunded status of each of our defined benefit pension and other post-retirement benefit plans as an asset or liability and to reflect changes in the funded status through “Accumulated other comprehensive income,” as a separate component of stockholders’ equity.

Upon adoption of SFAS 158, as of December 31, 2006 the liabilities related to pension plan increased by U.S.$ 131 million and the liabilities related to health care increased by U.S.$ 1,495 million. The stockholders’ equity reduced by U.S.$ 1,083 million, net of income taxes (See Note 16 (d) to our consolidated financial statements for the year ended December 31, 2006).

REPACTUATION OF PETROS PLAN

During 2006 we presented to employee participants and retirees a proposal to bring equilibrium to the actual PETROS Plan. On February 28, 2007 the target for the minimum accession number to the renegotiation set at 2/3 (two-thirds) of the members and was met (See Note 16 (b) to our consolidated financial statements for the year ended December 31, 2006).

The renegotiation process consists of changing the plan’s regulation, particularly the articles related to how the benefits are readjusted, disentailing the readjustment of the benefits paid to retirees and pensioners from wage increases granted to active employees and INSS (National Social Security Institute) retirees. PETROS Plan benefits, disentailed from the active employees wage and INSS retirement and pension plan readjustments, will be adjusted based on the IPCA (cost of living index).

The financial incentive to be granted to the participants, whether employees or retirees, as negotiated by the labor union representatives as a counterpart for the Plan’s repactuation, amounted to U.S.$ 425 million and was paid on March 2007.

The proposal’s approval also opens the way to reach agreements with Labor Union Representations in order to liquidate and extinguish legal suits, particularly the Public Civil Suit regarding our System’s complementary retirement issues. The demands that refer to the items to be removed from the lawsuits will be attended to through the calculation of their actuarial value and paid for by us, in 20 years, respecting the Plan’s liquidity conditions.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S.$ million

	Year ended December 31,

	2006	2005
Exploration and Production	11,958	9,469
Supply	2,540	2,245
Gas and Energy	(502)	(342)
International	123	526
Distribution	298	311
Corporate	(1,461)	(1,390)
Eliminations	(130)	(475)

Net income	12,826	10,344

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at their natural gas processing plants.

Consolidated net income for our exploration and production segment increased 26.3% to U.S.$ 11,958 million for 2006, as compared to U.S.$ 9,469 million for 2005. This rise was primarily attributable to: (1) a U.S.$ 6,914 million increase in net operating revenues, primarily related to the 5.6% increase in oil and NGL production; (2) an increase of 27.4% in oil exports; and (3) the 20.5% increase in the average domestic price for sale/transfer (U.S.$/bbl), despite the fact that the spread between the average price of sold/transferred domestic oil and the average Brent price rose from U.S.$ 8.96/bbl in 2005, to U.S.$ 10.43/bbl in 2006.

These effects were partially offset by the following items:

  an increase of U.S.$ 2,308 million in cost of sales as a result of: (1) a rise in our production costs due to the 5.6% increase in oil and NGL production; (2) a rise in the government take as a result of an increase expenses from special governmental participation due to the higher average reference price for domestic oil, which is based on international market prices; and (3) the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005;

  an increase of U.S.$ 595 million in depreciation, depletion and amortization as result of: (1) an increase in capital expenditures related to property , plant and equipment associated with our crude oil and natural gas production; and (2) the 10.7% increase in the value of the Real against the U.S. dollar in the 2006, as compared to 2005; and

  an increase of U.S.$ 193 million in research and development expenses primarily as a result of a provision for research and development investment (U.S.$ 149 million), related to regulation ANP
  05/2005.

Supply

Our supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Consolidated net income for our supply segment increased 13.1% to U.S.$ 2,540 million for 2006, as compared to net income of U.S.$ 2,245 million for 2005. This increase was primarily a result of an increase of U.S.$ 12,444 million in net operating revenues, mainly attributable to: (1) an increase in the average realization price of oil products in the domestic and international markets; (2) an increase of 1.7% in oil product production due to the increased refinery utilization; and (3) the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

These effects were partially offset by:

  the increase of U.S.$ 11,769 million in the cost of sales, mainly attributable to: (1) a rise in the cost of the acquisition and transfer of oil and oil products, pressured by the increase in international prices; (2) an increase of 9.4% in imports of oil and oil products; and (3) the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005; and

  an increase of U.S.$ 162 million in selling, general and administrative expenses as a result of: (1) an increase in transportations costs of oil products, mainly due to an increase in sales volumes; and (2) the increase in our workforce and salaries.

Gas and Energy

Our gas and energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Our gas and energy segment registered a net loss of U.S.$ 502 million for 2006, as compared to the net loss of U.S.$ 342 million for 2005.

This increase in the net loss was primarily attributable to the following items:

  a U.S.$ 1,047 million increase in cost of sales, primarily related to: (1) an increase in energy when buying in the spot market; (2) a 6.6% increase in natural gas sales volumes; (3) an increase in the acquisition cost of natural gas; and (4) the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005; and

  an increase of U.S.$ 56 million in research and development expenses primarily as a result of a provision for research and development investment (U.S.$ 37 million), related to regulation ANP
  05/2005.

These effects were partially offset by an increase of U.S.$ 926 million in net operating revenues as a result of: (1) a 6.6% increase in natural gas sales volumes; (2) an increase in the average price of the natural gas sold; and (3) the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

International

The international segment represents our international activities conducted in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment decreased to U.S.$ 123 million in 2006, as compared to U.S.$ 526 million in 2005. This decrease was primarily attributable to:

  increases in costs of sales in the amount of U.S.$ 1,663 million, primarily as a result of: (1) an increase in production costs in Bolivia; (2) the higher volume of commercial electricity in Argentina; and (3) an increase in the volumes of Bolivian gas sold to Brazil and Argentina;

  an increase of U.S.$ 284 million in prospecting and drilling expenses due to write-offs of exploratory costs due to dry holes identified during 2006 (U.S.$ 145 million in the U.S. and U.S.$ 29 million in Bolivia), and to the higher seismic expenses, mainly in the U.S. and other countries; and

  an increase of U.S.$ 116 million in selling, general and administrative expenses as a result of higher employee costs due to the collective agreement in Argentina and the inclusion of costs associated with the company acquisitions in Uruguay, Paraguay, Colombia and the U.S.

These increases were partially offset by: (1) the increase of U.S.$ 1,544 million in net operating revenues as a result of an increase in the international prices of oil; (2) by the higher volumes for commercial electricity in Argentina; (3) by the higher export prices for oil products in Bolivia; and (4) by the increase in the volumes of Bolivian gas sold to Brazil and Argentina.

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil. Our participation in the Brazilian fuel distribution market in 2006 represented 33.6% of all sales as compared to 33.8% in 2005.

Consolidated net income for our distribution segment decreased 4.2% to U.S.$ 298 million for 2006, as compared to U.S.$ 311 million for 2005. This result was affected by:

• a U.S.$ 2,861 million increase in costs and expenses, primarily as result of: (1) an increase of U.S.$ 2,610 million in costs of sales, mainly due to the increase in the average price of oil products and the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005; (2) an increase in the commercial and distribution expenses for provisioning related to contingency reserves of a civil nature; and (3) due to the effect of the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

These effects were partially offset by the following items:

• an increase of U.S.$ 2,814 million increase in net operating revenues, primarily resulting from an increase in the average price of oil products; and the effects of the 10.7% increase in the value of the Real against the U.S. dollar in 2006, as compared to 2005.

Corporate

Our corporate segment includes the financial results and those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, which include actuarial expenses related to our pension and health care plans for non-active participants.

Consolidated net loss for our corporate segment increased to U.S.$ 1,461 million in 2006, as compared to a net loss of U.S.$ 1,390 million in 2005.

This increase in net loss was primarily attributable to the following items:

  an increase in expenses related to derivatives instruments in the amount of U.S.$ 378 million;
  an increase in selling, general and administrative expenses, in the amount of U.S.$ 158 million, mainly due to higher personnel expenses derived from the salary repositioning by category in accordance with the collective bargaining agreement signed at the end of 2005, and by the entrance of new employees during 2006; and
  an extraordinary gain, net of taxes in the amount of U.S.$ 158 million due to the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, related to a contingent purchase price adjustment on the exchange of assets between us and Repsol that occurred in 2001.

These effects were partially offset by the gain of U.S.$ 453 million in income tax savings, related primarily to the tax benefit derived from the provisioning of interest on capital and the increase of U.S.$ 389 million in our capitalized interest.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and leaseback agreements. We believe these sources of funds, together with our strong cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements. In 2007, our major cash needs include planned capital expenditures of U.S.$ 23,706 million, announced dividends of U.S.$3,693 million and payments of U.S.$4,519 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Business Plan released on June 30, 2006, which provides for capital expenditures of U.S.$ 87.1 billion from 2007 through 2011. We will continue our policy of extending the term of our debt maturity profile and keeping leverage within the comfortable range, so that, in spite of the expansion of investments, average financial leverage should be close to that under the previous plan. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitization and issuance of debt.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our Board of Directors. Borrowings that exceed the approved budget amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On December 31, 2006, we had cash and cash equivalents of U.S.$ 12,688 million as compared to U.S.$ 9,871 million at December 31, 2005.

Operating activities provided net cash flows of U.S.$ 21,077 million for 2006, as compared to U.S.$15,115 million for 2005. Cash generated by operating activities was mainly affected by net operating revenues that increased U.S.$ 16,023 million, primarily due to an increase in sales volume and in prices in both the domestic market and outside of Brazil.

Net cash used in investing activities increased to U.S.$ 14,681 million for 2006, as compared to U.S.$ 10,207 million for 2005. This increase was due primarily to our capital expenditures associated with our operating activities, which used U.S.$ 14,643 million, including U.S.$ 7,329 million related to our exploration and production projects in Brazil, mainly in the Campos basin.

Financing activities used net cash of U.S.$ 4,354 million for 2006, as compared to net cash used in financing activities in the amount of U.S.$ 2,625 million for 2005. This increase was primarily due to an increase in the amount of dividends paid to shareholders, in 2006 as compared to 2005, and to the debt repurchase tender offer of notes of PIFCo, in the amount of U.S.$ 1,046 million.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. At December 31, 2006, our short-term debt (excluding current portions of long-term obligations) amounted to U.S.$ 1,293 million as compared to U.S.$ 950 million at December 31, 2005.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt remained relatively constant, amounting to U.S.$ 12,616 million at December 31, 2006, as compared to U.S.$ 12,931 million at December 31, 2005.

Included in these figures at December 31, 2006 are the following international debt issues:

Notes	Principal Amount
6.625% Step Down Notes due 2007 (1)	EUR 134 million
9.125% Notes due 2007 (2)	U.S.$ 500 million
9.875% Notes due 2008 (2)	U.S.$ 450 million
9.750% Notes due 2011 (2)	U.S.$ 600 million
4.750% Senior Exchangeable Notes due 2007	U.S.$ 338 million
12.375% Global Step-up Notes due 2008 (3)	U.S.$ 400 million
9.125% Global Notes due 2013	U.S.$ 750 million
8.375% Global Notes due 2018	U.S.$ 750 million
3.748% Senior Trust Certificates due 2013	U.S.$ 200 million
6.436% Senior Trust Certificates due 2015	U.S.$ 550 million
9.375% Notes due 2013	U.S.$ 100 million
7.75% Global Notes due 2014	U.S.$ 600 million
6.125% Global Notes due 2016	U.S.$ 500 million
2.15% Japanese Yen Bonds due 2016	U.S.$ 294 million
9.00% Notes due 2009	U.S.$ 181 million
8.13% Notes due 2010	U.S.$ 349 million
6.55% Notes due 2011	U.S.$ 87 million
9.38% Notes due 2013	U.S.$ 200 million

(1) Euro; U.S.$ 1.3191 = EUR 1.00 at December 31, 2006.
(2) Issued by PIFCo, with support from us through a standby purchase agreement and with insurance against 18 months of inconvertibility and transfer risk for interest payments.
(3) The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00 % per year until April 1, 2006 and at rate of 12.375% per year thereafter, with interest payable semi-annually. Issued by PIFCo, with support from us through a standby purchase agreement.

Project financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 6,374 million at December 31, 2006, as compared to U.S.$ 6,042 million at December 31, 2005.

Extinguished securities

On December 31, 2006 and December 31, 2005, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 245 million and U.S.$ 2,078 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and long-term debt. See Note 12 to our consolidated financial statements for the year ended December 31, 2006.

Off Balance Sheet Arrangements

As of December 31, 2006, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes our outstanding contractual obligations at December 31, 2006:

	Payments due by period (in millions of U.S.$ dollars)

					More
Contractual Obligations	Total	Less than	1-3 years	3-5 years	than 5
		year			years
Balance Sheet Items:
Long Term Debt Obligations	12,616	2,106	2,265	2,353	5,892
Pension Fund Obligations (1)	17,238	830	1,887	2,274	12,247
Project Financings Obligations	6,374	2,182	2,245	1,067	880
Capital (Finance) Lease obligations	1,055	231	460	285	79

Total Balance Sheet Items	37,283	5,349	6,857	5,979	19,098

Other Long-Term Contractual
Obligations
Natural Gas Ship-or-Pay	6,467	491	988	996	3,992
Contract Service Obligations	8,444	3,432	3,726	825	461
Natural Gas Supply Agreements	7,577	822	1,227	1,106	4,422
Operating Lease Obligations	8,261	2,590	3,800	1,164	707
Purchase Obligations	2,736	1,104	964	234	434
International Purchase Obligations	3,262	895	493	535	1,339

Total Other Long-Term Obligations
	36,747	9,334	11,198	4,860	11,355

Total	74,030	14,683	18,055	10,839	30,453

(1) There are plan assets in the amount of U.S.$ 12,395 million that guarantee the pension plan obligations. These assets are presented as a reduction to the net actuarial liabilities. See Note 16 to our consolidated financial statements for the year ended December 31, 2006.

Risk Management Activities

We are exposed to a number of market risks arising in the normal course of our business. We may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Note 20 to our consolidated financial statements for the year ended December 31, 2006.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our Business Plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 14,643 million in 2006, a 41.3% increase as compared to our investments in 2005. Our investments in 2006 were primarily directed towards increasing our production capabilities in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in 2006, U.S.$ 7,329 million was made in connection with exploration and development projects mainly in the Campos basin (50.1%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2006 and 2005:

Activities

		U.S.$ million
		Year ended December 31,
		2006	2005
•	Exploration and Production	7,329	6,127
•	Supply	1,936	1,749
•	Gas and Energy	1,664	694
•	International:
•	Exploration and Production	2,304	1,067
•	Supply	202	79
•	Distribution	77	16
•	Gas and Energy	54	13
•	Distribution	351	207
•	Corporate	726	413

Total capital expenditures		14,643	10,365

Dividends

Based on our financial results, our shareholders approved at the Ordinary General Meeting held on April 2, 2007, the proposal for 2006 dividends in the amount of U.S.$ 3,693 million (U.S.$ 0.84 per share and U.S.$ 3.36 per ADS ). This dividend includes interest on capital approved by the Board of Directors on October 20, 2006, in the amount of U.S.$ 2,052 million, which was made available to shareholders on January 4, 2007, based on the shareholding position of October 31, 2006. The second portion of interest on capital, approved by the Board of Directors on December 15, 2006, was made available to shareholders on March 30, 2007, based on the shareholding position of December 28, 2006, amounting to U.S.$ 923 million. The dividend final portion of U.S.$ 718 million, approved by the Board of Directors on February 12, 2007, which will be made available based on the shareholding position of April 2, 2007, when the Ordinary General Meeting is scheduled to occur.

Interest on capital amounts are subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law No. 9,249/95. The dividends and the final portion of the interest on shareholders’ equity will be paid on a date to be established by the General Shareholders’ Meeting. These amounts will be monetarily restated from December 31, 2006 to the initial date of payment, according to the variation in the Special Settlement and Custody System (SELIC) rate.

ACQUISITION OF ASSETS OF IPIRANGA GROUP

On March 19, 2007, Ultrapar Participações S.A. (“Ultrapar”) has celebrated, with the acknowledgement of Petróleo Brasileiro S.A. (“Petrobras”) and Braskem S.A.(“Braskem”) a contract with the controlling shareholders of Refinaria de Petróleo Ipiranga S.A, Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga for the acquisition of their total interest in those companies, including petrochemical and distribution assets.

After the completion of the acquisition, the businesses of the Ipiranga Group will be managed by Ultrapar, Petrobras and Braskem. Ultrapar will hold 100% interest of the oil products and lubricant distribution businesses located in the South and Southeast regions of Brazil, we will hold 100% interest of the oil products and lubricant distribution businesses located in the North, Northeast and Central West regions of Brazil. We and Braskem will hold the petrochemical assets in the proportion of 60% and 40% respectively. The assets related to refining operations will be equally shared between us, Ultrapar and Braskem.

The conclusion of operation is estimated to occur during the fourth quarter of 2007. The transaction will occur in some fases including acquisitions and incorporation of shares, delisting of public companies in Brazilian Stock Exchange and segregation of the distribution and petrochemical assets.

The total value estimated for the operation is U.S.$ 4.0 billion and we will pay approximately U.S.$1.3 billion for its interest. The transaction will be presented for appreciation of the Brazilian Anti-trust Authorities (CADE – Administrative Board for Economic Defense), the Secretary for Economic Rights and the Secretary for Economic Monitoring.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				Year ended December 31,
3Q-2006	4Q-2006	4Q-2005		2006	2005

25,492	24,626	21,510	Sales of products and services	93,893	74,065
			Less:
(4,699)	(4,667)	(4,545)	Value-added and other taxes on sales and services	(17,906)	(14,694)
(987)	(939)	(702)	CIDE	(3,640)	(3,047)

19,806	19,020	16,263	Net operating revenues	72,347	56,324

(11,575)	(11,317)	(8,491)	Cost of sales	(40,061)	(29,828)
(983)	(1,057)	(787)	Depreciation, depletion and amortization	(3,673)	(2,926)
(244)	(389)	(571)	Exploration, including exploratory dry holes	(934)	(1,009)
-	(21)	(156)	Impairment	(21)	(156)
(1,275)	(1,353)	(1,517)	Selling, general and administrative expenses	(4,989)	(4,474)
(172)	(216)	(124)	Research and development expenses	(727)	(399)
(304)	(499)	(628)	Other operating expenses	(1,081)	(1,453)

(14,553)	(14,852)	(12,274)	Total costs and expenses	(51,4)	(40,245)

(21)	(8)	26	Equity in results of non-consolidated companies	28	139
529	235	569	Financial income	1,165	710
(518)	74	(280)	Financial expense	(1,340)	(1,189)
			Monetary and exchange variation on monetary
(52)	(32)	19	assets and liabilities, net	75	248
			Employee benefit expense for non-active
(256)	(253)	(286)	participants	(1,017)	(994)
(130)	(117)	(116)	Other taxes	(594)	(373)
(26)	41	53	Other expenses, net	(17)	(28)

(474)	(120)	(15)		(1,700)	(1,487)
			Income before income taxes, minority interest, and
4,779	4,048	3,974	extraordinary item	19,161	14,592

			Income tax expense:
(1,538)	(248)	(1,310)	Current	(5,011)	(4,223)
379	(794)	462	Deferred	(680)	(218)

(1,159)	(1,042)	(848)	Total income tax expense	(5,691)	(4,441)

			Minority interest in results of consolidated
(94)	(220)	239	subsidiaries	(644)	35

3,526	2,786	3,365	Income before effect of extraordinary item	12,826	10,186

-	-	158	Extraordinary gain net of tax	-	158

3,526	2,786	3,523	Net income for the period	12,826	10,344

			Weighted average number of shares outstanding
2,536,673,672	2,536,673,672	2,536,673,672	Common	2,536,673,672	2,536,673,672
1,850,277,959	1,850,394,698	1,849,478,028	Preferred	1,849,903,144	1,849,478,028

			Basic and diluted earnings per share

			Common and Preferred
0.80	0.64	0.77	Before extraordinary item	2.92	2.32
0.80	0.64	0.80	After extraordinary item	2.92	2.36

			Basic and diluted earnings per ADS

3.20	2.56	3.08	Before extraordinary item	11.68	9.28
3.20	2.56	3.20	After extraordinary item	11.68	9.44

Balance Sheet
(in millions of U.S. dollars, except for share data)

	As of December	As of December
	31, 2006	31, 2005
Assets
Current assets
Cash and cash equivalents	12,688	9,871
Marketable securities	346	456
Accounts receivable, net	6,311	6,184
Inventories	6,573	5,305
Recoverable taxes	2,593	2,087
Other current assets	2,444	1,881

Total current assets	30,955	25,784

Property, plant and equipment, net	58,897	45,920

Investments in non-consolidated companies and other investments	3,262	1,810

Other assets
Accounts receivable, net	513	642
Advances to suppliers	852	462
Petroleum and Alcohol Account – Receivable from Federal Government	368	329
Government securities	479	364
Restricted deposits for legal proceedings and guarantees	816	775
Recoverable taxes	1,292	639
Fair value asset of gas hedge	-	547
Others	1,246	1,366
Total other assets	5,566	5,124

Total assets	98,680	78,638

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	5,418	3,838
Taxes payable	3,357	3,423
Short-term debt	1,293	950
Current portion of long-term debt	2,106	1,428
Current portion of project financings	2,182	2,413
Current portion of capital lease obligations	231	239
Dividends and interest on capital payable	3,693	3,068
Payroll and related charges	1,192	918
Advances from costumers	880	609
Other current liabilities	1,434	1,275

Total current liabilities	21,786	18,161
Long-term liabilities
Long-term debt	10,510	11,503
Project financings	4,192	3,629
Employees’ benefits obligation - Pension	4,645	3,627
Employees’ benefits obligation - Health care	5,433	3,004
Capital lease obligations	824	1,015
Deferred income taxes	2,916	2,166
Other liabilities	2,109	1,542

Total long-term liabilities	30,629	26,486
Minority interest	1,966	1,074
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2006 1,850,364,698 shares and 2005 - 1,849,478,028	7,718	4,772
Common stock – 2006 and 2005 - 2,536,673,672 shares	10,959	6,929
Reserves and others	25,622	21,216

Total shareholders' equity	44,299	32,917

Total liabilities and shareholders’ equity	98,680	78,638

Statement of Cash Flows Data
(in millions of U.S. dollars)

				Year ended December 31,
3Q-2006	4Q-2006	4Q-2005		2006	2005
			Cash flows from operating activities
3,526	2,786	3,523	Net income for the period	12,826	10,344
			Adjustments to reconcile net income to net cash provided
			by operating activities:
983	1,057	787	Depreciation, depletion and amortization	3,673	2,926
232	263	338	Loss on property, plant and equipment and dry holes costs	718	889
-	22	156	Impairment of oil and gas properties	21	156
(379)	794	(462)	Deferred income taxes	680	218
-	32	51	Accretion expense – asset retirement obligation	32	51
1,017	(258)	295	Foreign exchange and monetary loss (gain)	465	140
94	220	(239)	Minority interest in results of consolidated subsidiaries	644	(35)
(11)	(54)	32	Financial income on gas hedge operations	434	170
19	86	(34)	Others	50	(147)

			Decrease (increase) in assets:

(1,745)	568	(522)	Accounts receivable, net	308	(1,392)
586	344	656	Inventories	(533)	38
146	(333)	(148)	Recoverable taxes	(552)	(540)
634	(565)	(206)	Others	(262)	(53)

			Increase (decrease) in liabilities
177	712	(656)	Trade accounts payable	1,385	275
227	(818)	71	Taxes payable	(323)	510
			Employee’s post-retirement benefits, net of
361	(480)	(163)	unrecognized pension obligation	489	647
624	1,028	827	Other liabilities	1,022	918

6,491	5,404	4,306	Net cash provided by operating activities	21,077	15,115

(4,096)	(4,807)	(3,296)	Cash flows from investing activities	(14,681)	(10,207)

(1,652)	851	(175)	Cash flows from financing activities	(4,354)	(2,625)

743	1,448	835	Increase (decrease) in cash and cash equivalents	2,042	2,283

			Effect of exchange rate changes on cash and cash
(31)	143	(376)	equivalents	775	732
10,385	11,097	9,412	Cash and cash equivalents at beginning of period	9,871	6,856

11,097	12,688	9,871	Cash and cash equivalents at the end of period	12,688	9,871

Income Statement by Segment

	Year ended December 31, 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	3,351	42,831	2,833	4,938	18,394	-	-	72,347
Inter-segment net operating revenues	32,387	15,128	1,257	1,133	287	-	(50,192)	-

Net operating revenues	35,738	57,959	4,090	6,071	18,681	-	(50,192)	72,347

Cost of sales	(13,635)	(51,802)	(3,531)	(4,088)	(16,967)	-	49,962	(40,061)
Depreciation, depletion and amortization	(2,166)	(669)	(197)	(417)	(143)	(81)	-	(3,673)
Exploration, including exploratory dry holes	(501)	-	-	(433)	-	-	-	(934)
Impairment	(20)	-	-	(1)	-	-	-	(21)
Selling, general and administrative
expenses	(465)	(1,357)	(360)	(540)	(982)	(1,306)	21	(4,989)
Research and development expenses	(346)	(141)	(78)	(2)	(5)	(155)		(727)
Other operating expenses	(22)	(40)	(270)	(22)	(77)	(662)	12	(1,081)

Cost and expenses	(17,155)	(54,009)	(4,436)	(5,503)	(18,174)	(2,204)	49,995	(51,486)

Equity in results of non-consolidated		5	(1)	37	-	(13)	-	28
companies	-
Financial income (expenses), net (1)	-	-	-	-	-	(100)	-	(100)
Employee benefit expense for non-active
participants	-	-	-	-	-	(1,017)	-	(1,017)
Other taxes	(45)	(73)	(49)	(63)	(79)	(285)	-	(594)
Other expenses, net	(73)	(20)	(15)	30	23	38	-	(17)

Income (loss) before income taxes and
minority interest	18,465	3,862	(411)	572	451	(3,581)	(197)	19,161

Income tax benefits (expense)	(6,278)	(1,312)	140	(255)	(153)	2,100	67	(5,691)
Minority interest	(229)	(10)	(231)	(194)	-	20	-	(644)

Net income (loss)	11,958	2,540	(502)	123	298	(1,461)	(130)	12,826

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve our management’s understanding, since the first quarter of 2006 we have switched to allocating all financial results and items of a financial nature to the corporate level.

Income Statement by Segment

	Year ended December 31, 2005 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	1,874	33,229	1,932	3,647	15,642	-	-	56,324
Inter-segment net operating revenues	26,950	12,286	1,232	880	225	-	(41,573)	-

Net operating revenues	28,824	45,515	3,164	4,527	15,867	-	(41,573)	56,324

Cost of sales	(11,327)	(40,033)	(2,484)	(2,425)	(14,357)	-	40,798	(29,828)
Depreciation, depletion and amortization	(1,571)	(644)	(105)	(461)	(100)	(45)	-	(2,926)
Exploration, including exploratory dry holes	(860)	-	-	(149)	-	-	-	(1,009)
Impairment	(22)	-	-	(134)	-	-	-	(156)
Selling, general and administrative
expenses	(358)	(1,195)	(612)	(424)	(914)	(1,026)	55	(4,474)
Research and development expenses	(153)	(55)	(22)	(2)	(1)	(166)	-	(399)
Other operating expenses	(45)	(130)	(475)	(123)	59	(739)	-	(1,453)

Cost and expenses	(14,336)	(42,057)	(3,698)	(3,718)	(15,313)	(1,976)	40,853	(40,245)

Equity in results of non-consolidated		10	56	68	-	5	-	139
companies	-
Financial income (expenses), net (1)	-	-	-	-	-	(231)	-	(231)
Employee benefit expense for non-active
participants	-	-	-	-	-	(994)	-	(994)
Other taxes	(20)	(32)	(23)	(51)	(68)	(179)	-	(373)
Other expenses, net	(15)	(7)	(11)	27	(15)	(7)	-	(28)

Income (loss) before income taxes,
minority interest and extraordinary
item	14,453	3,429	(512)	853	471	(3,382)	(720)	14,592

Income tax benefits (expense)	(4,914)	(1,163)	193	(289)	(160)	1,647	245	(4,441)
Minority interest	(70)	(21)	(23)	(38)	-	187	-	35

Income before effect of extraordinary
item	9,469	2,245	(342)	526	311	(1,548)	(475)	10,186

Extraordinary gain, net of tax	-	-	-	-	-	158	-	158

Net income (loss)	9,469	2,245	(342)	526	311	(1,390)	(475)	10,344

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve our management’s understanding, since the first quarter of 2006 we have switched to allocating all financial results and items of a financial nature to the corporate level.

Other Operating Expenses, Net by Segment

	Year ended December 31, 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and culture projects	(18)	(27)	-	-	(46)	(477)	-	(568)
Expenses with thermoelectric plants	-	-	(331)	-	-	-	-	(331)
Losses resulted from legal proceedings	(12)	30	-	(4)	3	(92)	-	(75)
Unscheduled stoppages of plant and equipment	(27)	(37)	-	-	-	-	-	(64)
Ship or pay commitments	-	-	-	(56)	-	-	-	(56)
Bonus received from partners	46	-	-	-	-	-	-	46
Others	(11)	(6)	61	38	(34)	(93)	12	(33)

	(22)	(40)	(270)	(22)	(77)	(662)	12	(1,081)

	Year ended December 31, 2005 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and culture projects	-	(3)	-	-	(40)	(354)	-	(397)
Expenses with thermoelectric plants	-	-	(457)	-	-	-	-	(457)
Losses resulted from legal proceedings	(12)	(128)	-	(12)	34	(21)	-	(139)
Unscheduled stoppages of plant and equipment	(28)	(36)	-	-	-	-	-	(64)
Ship or pay commitments	-	-	-	(60)	-	-	-	(60)
Bonus received from partners	23	-	-	-	-	-	-	23
Profits / losses in exchange of assets	-	-	-	-	-	(255)	-	(255)
Others	(28)	37	(18)	(51)	65	(109)	-	(104)

	(45)	(130)	(475)	(123)	59	(739)	-	(1,453)

Selected Balance Sheet Data by Segment

	Year ended December 31, 2006 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,966	9,668	1,256	2,371	1,978	15,413	(2,697)	30,955

Cash and cash equivalents (1)	-	-	-	-	-	12,688	-	12,688
Other current assets	2,966	9,668	1,256	2,371	1,978	2,725	(2,697)	18,267

Investments in non-consolidated
companies and other
investments	33	970	394	1,721	20	124	-	3,262

Property, plant and equipment,
net	33,979	9,828	6,828	5,722	1,468	1,072	-	58,897

Non current assets	1,388	354	1,119	460	209	2,523	(487)	5,566

Petroleum and Alcohol Account	-	-	-	-	-	368	-	368
Government securities	-	-	-	-	-	479	-	479
Other assets (1)	1,388	354	1,119	460	209	1,676	(487)	4,719

Total assets	38,366	20,820	9,597	10,274	3,675	19,132	(3,184)	98,680

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve our management’s understanding, since the first quarter of 2006 we have switched to allocating all financial results and items of a financial nature to the corporate level.

Selected Balance Sheet Data by Segment

	Year ended December 31, 2005 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,770	8,116	1,052	1,815	1,918	12,644	(2,531)	25,784

Cash and cash equivalents (1)	-	-	-	-	-	9,871	-	9,871
Other current assets	2,770	8,116	1,052	1,815	1,918	2,773	(2,531)	15,913

Investments in non-consolidated
companies and other
investments	9	822	438	418	20	103	-	1,810

Property, plant and equipment, net	25,876	8,098	5,328	4,655	1,238	768	(43)	45,920

Non current assets	971	396	1,349	459	392	1,780	(223)	5,124

Petroleum and Alcohol Account	-	-	-	-	-	329	-	329
Government securities	-	-	-	-	-	364	-	364
Other assets (1)	971	396	1,349	459	392	1,087	(223)	4,431

Total assets	29,626	17,432	8,167	7,347	3,568	15,295	(2,797)	78,638

(1) In order to align the financial statements of each business segment with the best practices of companies in the Oil & Gas sector and to improve our management’s understanding, since the first quarter of 2006 we have switched to allocating all financial results and items of a financial nature to the corporate level.

Selected Balance Sheet Data for International Segment

	Year ended December 31, 2006 U.S.$ million INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS	7,458	2,249	1,499	375	1,007	(2,314)	10,274

STATEMENT OF INCOME

Net Operating Revenues	2,516	3,518	760	1,446	26	(2,195)	6,071

Net operating revenues to third parties	685	2,068	719	1,440	26	-	4,938
Inter-segment net operating revenues	1,831	1,450	41	6	-	(2,195)	1,133

Net income (loss)	226	30	77	(9)	(205)	4	123

	Year ended December 31, 2005 U.S.$ million INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS	5,911	1,275	1,005	172	2,481	(3,497)	7,347

STATEMENT OF INCOME

Net Operating Revenues	2,396	2,358	567	1,094	22	(1,910)	4,527

Net operating revenues to third parties	920	1,079	536	1,090	22	-	3,647
Inter-segment net operating revenues	1,476	1,279	31	4	-	(1,910)	880

Net income (loss)	553	49	59	(5)	(148)	18	526

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Petróleo Brasileiro S.A –
Petrobras
Investor Relations Department
 Raul Adalberto de Campos–
Executive Manager
E-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd
floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 09, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.